May 26, 2010

Charles E. Jarrett
Vice President, Secretary and Chief Legal Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143

   Re: **The Progressive Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 1, 2010
       Schedule 14A filed March 12, 2010
       File No. 001-09518

Dear Mr. Jarrett:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Jeffrey P. Riedler
        Assistant Director